UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

((Translation of registrant’s name into English)

 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 14, 2025, Can-Fite BioPharma Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Offering”) an aggregate of 750,000,000 ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) represented by 2,500,000 American Depositary Shares (the “ADSs”) at an offering price of $1.20 per ADS.

The Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to an exception, the Purchase Agreement provides that for a period of one year following the closing date of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. In addition, pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the closing date of the Offering, subject to certain exceptions.

Aggregate gross proceeds to the Company in respect of the Offering is expected to be approximately $3.0 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The Offering is expected to close on or about April 15, 2025, subject to satisfaction of customary closing conditions.

The Company previously entered into a letter agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which Wainwright agreed to serve as the exclusive placement agent for the Company in connection with the Offerings. The Company agreed to pay Wainwright a cash placement fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, a management fee of 1.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance of $25,000, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and clearing fees of $15,950. Wainwright will also receive placement agent warrants equal to 7.0% of the aggregate number of Ordinary Shares represented by ADSs, or 52,500,000 Ordinary Shares represented by 175,000 ADSs, at an exercise price of $1.50 per ADS and a term expiring on April 14, 2030.

The Ordinary Shares representing the ADSs to be issued in the Offering will be issued pursuant to a prospectus supplement dated as of April 14, 2025, which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274316), which became effective on September 12, 2023, and the base prospectus dated as of September 12, 2023 contained in such registration statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares or ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Purchase Agreement is not complete, and is qualified in its entireties by reference to the full text of such document, a copy of which is filed as an exhibit to this Report on Form 6-K and are incorporated by reference herein.

A copy of the opinion of Doron Tikotzky Kantor Gutman, Nass & Amit Gross relating to the securities issued in the Offering is attached as Exhibit 5.1.

The Company previously announced the Offering in a press release issued on April 14, 2025, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about April 15, 2025. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Doron Tikotzky Kantor Gutman, Nass & Amit Gross
10.1	Form of Securities Purchase Agreement, dated April 14, 2025
10.2	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: April 15, 2025	By:	/s/ Motti Farbstein
		Name:	Motti Farbstein
		Title:	Chief Executive Officer and Chief Financial Officer

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